The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 7, 2011.

Prospectus Supplement No. 768 To the Prospectus dated April 6, 2009 and To the Prospectus Supplement dated April 6, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-154173

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Equity Linked Trigger Notes due 2012 (Linked to the Common Stock of Deere & Company)

General

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (March 28, 2012, subject to adjustment) is based on the performance of the common stock of Deere & Company (which we refer to as the index stock), as measured from the trade date (expected to be March 11, 2011) to the determination date (March 23, 2012, subject to adjustment). The return on your notes at maturity will be based on the performance of the index stock and whether a trigger event has occurred. A trigger event will occur if the closing price of the index stock has declined, as compared to the initial index stock price (set on the trade date), by more than the trigger buffer amount of 25% during the measurement period. The measurement period will be every trading day from but excluding the trade date to and including the determination date. If a trigger event occurs during the measurement period, you could lose your entire investment in the notes if the price of the index stock decreases to zero. Additionally, the amount you receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,200.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the price of the index stock, which we refer to as the index stock return.

The index stock return will be determined as follows: First, we will subtract the initial index stock price from the final index stock price (the closing price of one share of the index stock on the determination date, subject to adjustment). Then, we will divide the result by the initial index stock price, and express the resulting fraction as a percentage.

The cash settlement amount for each $1,000 face amount of your notes will then be calculated as follows:

•	if a trigger event occurs during the measurement period, and:
•

if the index stock return is positive (the final index stock price is greater than the initial index stock price), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return multiplied by $1,000, subject to the maximum settlement amount;

•

if the index stock return is zero or negative (the final index stock price is equal to or less than the initial index stock price), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return, multiplied by $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:
•	the product of the index stock return multiplied by $1,000, subject to the maximum settlement amount; or
•	the product of the contingent minimum return of 11.00% multiplied by $1,000.

You could lose your entire investment in the notes if the final index stock price is zero. If a trigger event occurs during the measurement period and the final index stock price is less than the initial index stock price, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 25% drop between the initial index stock price and the closing price of the index stock on any trading day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing price of the index to less than 75% of the initial index stock price on any trading day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index stock price. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,200. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-12.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September     , 2011. We encourage you to read “Additional Risk Factors Specific To Your Notes” on page S-7 of this prospectus supplement so that you may better understand those risks.

Original issue date:	expected to be March 16, 2011	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs, may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Prospectus Supplement dated                 , 2011.

Summary Information

We refer to the notes we are offering by this prospectus supplement as the “notes”. Each of the notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-12. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Index stock:	common stock of Deere & Company

Specified Currency:	U.S. dollars ($)

Face amount:

each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Payment amount:	on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the cash settlement amount

Cash settlement amount:	•	if a trigger event occurs during the measurement period, and:

•

if the final index stock price is greater than the initial index stock price, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return, times the upside participation rate, times $1,000, subject to the maximum settlement amount;

•

if the final index stock price is equal to or less than the initial index stock price, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return, times $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the index stock return times the upside participation rate times $1,000, subject to the maximum settlement amount; or

•	the product of the contingent minimum return times $1,000

Initial index stock price (to be set on the trade date):

Final index stock price:	the closing price of one share of the index stock on the determination date, subject to adjustment as described under “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-14

Index stock return:	the quotient of (1) the final index stock price minus the initial index stock price divided by (2) the initial index stock price, expressed as a percentage

Maximum settlement amount:	$1,200

Upside participation rate:	100%

Cap price:	120% of the initial index stock price

Measurement period:	every trading day from but excluding the trade date to and including the determination date

Trigger event:	the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount during the measurement period

Trigger buffer amount:	25%

Contingent minimum return:	11.00%

Trade date:	expected to be March 11, 2011

Original issue date (settlement date):	expected to be March 16, 2011

Stated maturity date:	March 28, 2012, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-13

Determination date:	March 23, 2012, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-14

No interest:	the offered notes do not bear interest

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent:	Goldman, Sachs & Co.

Closing price:	as described under “Specific Terms of Your Notes — Special Calculation Provisions — Closing Price” on page S-20

Business day:	as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-20

Trading day:	as described under “Specific Terms of Your Notes — Special Calculation Provisions — Trading Day” on page S-20

CUSIP no.:	38143USP7

ISIN:	US38143USP74

Use of proceeds and hedging:	as described under “Use of Proceeds and Hedging” on page S-23

Supplemental discussion of federal income tax consequences:	as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page S-26

ERISA:	as described under “Employee Retirement Income Security Act” on page S-29 of this prospectus supplement

Conflicts of interest:

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this prospectus supplement together with the prospectus dated April 6, 2009 and the prospectus supplement dated April 6, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated April 6, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000095012309006141/y74641p3posasr.htm

•	Prospectus supplement dated April 6, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000095012309006143/y75395ae424b2.htm

Hypothetical Examples

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical index stock prices on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index stock prices that are entirely hypothetical; no one can predict what the index stock price will be on any day throughout the life of your notes, and no one can predict what the final index stock price will be on the determination date. The index stock has been highly volatile in the past — meaning that the index stock price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates and the volatility of the index stock.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes” on page S-7 of this prospectus supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Contingent minimum return	11.00%
Trigger buffer amount	25%
Maximum settlement amount	$1,200
Cap price	120% of the initial index stock price

•	Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

•	No change in or affecting the index stock

•	Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial index stock price that will serve as the baseline for determining the index stock return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial index stock price may differ substantially from the index stock price prior to the trade date.

For these reasons, the actual performance of the index stock over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index stock prices shown elsewhere in this prospectus supplement. For information about the historical prices of the index stock during recent periods, see “The Index Stock — Quarterly High, Low and Closing Prices of the Index Stock” below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the index stock between the date of this prospectus supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stock.

The prices in the left column of the table below represent hypothetical final index stock prices on the determination date and are expressed as percentages of the initial index stock price. The amounts in the middle column represent the hypothetical payment amounts, as a percentage of the face amount of each note, based on the corresponding hypothetical final index stock prices, assuming that a trigger event has not occurred (i.e., the closing price of the index stock has not declined, as compared to the initial index stock price, by more than the trigger buffer amount during the measurement period). The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final index stock prices, assuming that a trigger event has occurred (i.e., the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount during the measurement period). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final index stock price (expressed as a percentage of the initial index stock price) and the assumptions noted above.

Hypothetical Final Index Stock Price	Hypothetical Payment Amount (as percentage of Face Amount)
(as percentage of Initial Index Stock Price)	Trigger event has not occurred	Trigger event has occurred
200.00%	120.00%	120.00%
180.00%	120.00%	120.00%
170.00%	120.00%	120.00%
150.00%	120.00%	120.00%
120.00%	120.00%	120.00%
118.00%	118.00%	118.00%
115.00%	115.00%	115.00%
111.00%	111.00%	111.00%
110.00%	111.00%	110.00%
105.00%	111.00%	105.00%
100.00%	111.00%	100.00%
95.00%	111.00%	95.00%
90.00%	111.00%	90.00%
80.00%	111.00%	80.00%
75.00%	111.00%	75.00%
65.00%	N/A	65.00%
50.00%	N/A	50.00%
30.00%	N/A	30.00%
10.00%	N/A	10.00%
0.00%	N/A	0.00%

If, for example, a trigger event has occurred and the final index stock price were determined to be 50.00% of the initial index stock price, the payment amount that we would deliver on your notes at maturity would be 50.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment.

If, for example, a trigger event has not occurred and the final index stock price were determined to be 90.00% of the initial index stock price, the payment amount that we would deliver on your notes at maturity would be 111.00% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of -10% is less than the minimum contingent return of 11.00%, the payment amount that we would deliver on your notes at maturity would be 111.00% of the face amount of your notes, as shown in the table above. If, however, the final index stock price were determined to be 120.00% of the initial index stock price, the payment amount that we would deliver on your notes at maturity would be 120.00% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of 20% is greater than the minimum contingent return of 11.00%, the payment amount that we would deliver on your notes at maturity would be 120.00% of the face amount of your notes as shown in the table above.

In addition, whether or not a trigger event occurs, if the final index stock price were determined to be 170.00% of the initial index stock price, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 120% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index stock price over 120% of the initial index stock price.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please see “Additional Risk Factors Specific to Your Notes” on page S-7.

We cannot predict the actual final index stock price or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the final index stock price and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a trigger event has occurred, the actual initial index stock price which will be set on the trade date and the actual final index stock price determined by the calculation agent as described below. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the tables above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stock. You should carefully consider whether the offered notes are suited to your particular circumstances.

•

ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF YOUR NOTES ON THE TRADE DATE (AS DETERMINED BY REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS & CO.) WILL, AND THE PRICE YOU MAY RECEIVE FOR YOUR NOTES MAY, BE SIGNIFICANTLY LESS THAN THE ISSUE PRICE

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September     , 2011. After September     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced By Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— We Expect Your Notes Will Not Have An Active Trading Market” below.

•	YOU MAY LOSE YOUR ENTIRE INVESTMENT IN THE NOTES

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the index stock as measured from the initial index stock price to the closing price on the determination date. If a trigger event has occurred and the final index stock price for your notes is less than the initial index stock price, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

•	THE RETURN ON YOUR NOTES MAY CHANGE SIGNIFICANTLY DESPITE ONLY A SMALL CHANGE IN THE INDEX STOCK PRICE

If a trigger event occurs during the measurement period and the final index stock price is less than the initial index stock price, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 25% drop between the initial index stock price and the closing price of the index stock on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing price of the index stock to less than 75% of the initial index stock price on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index stock price.

•	YOUR NOTES WILL NOT BEAR INTEREST

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

•	THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE MAY BE LIMITED

Your ability to participate in any change in the value of the index stock over the life of your notes will be limited because of the cap price, which is equal to 120% of the initial index stock price. The cap price will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of the index stock may rise beyond the cap price over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the index stock.

•	THE POTENTIAL TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE LIFE OF YOUR NOTES

If during the measurement period the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount of 25%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the price of the index stock.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF GOLDMAN SACHS

Although the return on the notes will be based on the performance of the index stock, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•	THE MARKET VALUE OF YOUR NOTES MAY BE INFLUENCED BY MANY FACTORS THAT ARE UNPREDICTABLE AND INTERRELATED IN COMPLEX WAYS

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the market price of the index stock to which your notes are linked;

•	the volatility — i.e., the frequency and magnitude of changes — in the market price of the index stock;

•	the dividend rate of the index stock;

•

economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the index stock is a part, and which may affect the market price of the index stock;

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

•	IF THE MARKET PRICE OF THE INDEX STOCK CHANGES, THE MARKET VALUE OF YOUR NOTE MAY NOT CHANGE IN THE SAME MANNER

Your note may trade quite differently from the index stock. Changes in the market price of the index stock may not result in a comparable change in the market value of your note. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced By Many Factors That Are Unpredictable And Interrelated in Complex Ways” above.

•	WE WILL NOT HOLD SHARES OF THE INDEX STOCK FOR YOUR BENEFIT

The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey a share or shares of the index stock acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the index stock for your benefit in order to enable you to exchange your note for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any shares of the index stock owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

•	YOU HAVE NO SHAREHOLDER RIGHTS OR ANY RIGHTS TO RECEIVE STOCK

Investing in your note will not make you a holder of the index stock. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stock. In addition, you will have no right to receive any shares of the index stock on the stated maturity date.

•	IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE COMMON STOCK OF ANOTHER COMPANY AND NOT THE ISSUER OF THE INDEX STOCK

Following certain corporate events relating to the index stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the index stock issuer or any cash or any other assets distributed to holders of shares of the index stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Distribution Property (as described below) under “Specific Terms of Your Notes — Anti-dilution Adjustments”.

•	TRADING AND OTHER TRANSACTIONS BY GOLDMAN SACHS IN THE INDEX STOCK MAY IMPAIR THE MARKET VALUE OF YOUR NOTES

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under your note by purchasing shares of the index stock and listed or over-the-counter options on or before the trade date. We may in the future also hedge our obligations with purchases of other instruments linked to the index stock. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same index stock. Any of these hedging activities may adversely affect the market price of the index stock and, therefore, the market value of your note and the value of the consideration we will deliver on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the market value of your note may decline. See “Use of Proceeds and Hedging” below for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

In addition, Goldman, Sachs & Co. and our other affiliates may engage in trading in the index stock or instruments whose returns are linked to the index stock for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the market price of the index stock and, therefore, the market value of your note and the value of the consideration we will deliver on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked or related to changes in the market price of the index stock. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the value of the consideration we will deliver on your note at maturity.

•	PAST PERFORMANCE OF THE INDEX STOCK IS NO GUIDE TO FUTURE PERFORMANCE OF THE INDEX STOCK

The actual performance of the index stock over the life of the notes, as well as the amount payable at maturity, may bear little or no relation to the historical closing prices of the index stock set forth below under “The Index Stock — Quarterly High, Low and Closing Prices of the Index Stock” or to the hypothetical examples shown elsewhere in this prospectus supplement. You cannot predict the future prices of the index stock based on its historical fluctuations.

•	OUR BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST BETWEEN YOUR INTERESTS IN THE NOTES AND US

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index stock that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the index stock, could be adverse to your interests as a beneficial owner of your note. Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuer of the index stock, including making loans to or equity investments in that company or providing advisory services to that company. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates may have published or may in the future publish research reports with respect to the index stock issuer. Any of these activities by any of our affiliates may affect the market price of the index stock and, therefore, the market value of your note and the value of the consideration we will deliver on your note at maturity.

•

AS CALCULATION AGENT, GOLDMAN, SACHS & CO. WILL HAVE THE AUTHORITY TO MAKE DETERMINATIONS THAT COULD AFFECT THE MARKET VALUE OF YOUR NOTES, WHEN YOUR NOTES MATURE AND THE AMOUNT YOU RECEIVE AT MATURITY

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining whether a trigger event has occurred, when and how to make anti-dilution adjustments to the final index stock price; determining the closing price of the index stock on the determination date, which we will use to determine the amount of cash we must deliver on the stated maturity date; and determining whether to postpone the determination date and the stated maturity date because of a market disruption event. See “Specific Terms of Your Notes — Anti-dilution Adjustments” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

•	THERE IS NO AFFILIATION BETWEEN THE INDEX STOCK ISSUER AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE INDEX STOCK ISSUER

Goldman Sachs is not affiliated with the index stock issuer. As discussed above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuer. Nevertheless, neither we nor any of our affiliates assumes responsibility for the accuracy or completeness of any information about the index stock issuer contained in this prospectus supplement or in any of the index stock issuer’s publicly available information. You, as an investor in your note, should make your own investigation into the index stock issuer.

The index stock issuer is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. Thus, the index stock issuer does not have any obligation to take your interests into consideration for any reason, including in taking or not taking any corporate actions that might affect the value of your notes.

•	WE EXPECT YOUR NOTES WILL NOT HAVE AN ACTIVE TRADING MARKET

Your notes will not be listed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, we expect it will not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

•	YOU HAVE LIMITED ANTI-DILUTION PROTECTION

Goldman, Sachs & Co., as calculation agent for your note, will adjust the index stock price for stock splits, reverse stock splits, stock dividends, extraordinary dividends, reorganization events, and other events that affect the index stock issuer’s, or any distribution property issuer’s, capital structure, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments” below. The calculation agent will not be required to make an adjustment for every corporate event that may affect the index stock. For example, the calculation agent will not adjust the index stock price for events such as an offering of the index stock for cash by the index stock issuer, a tender or exchange offer for the index stock at a premium to its then-current market price by the index stock issuer or a tender or exchange offer for less than all the outstanding shares of the index stock by a third party. In addition, the calculation agent will not adjust the reference amount for regular cash dividends. Furthermore, the calculation agent will determine in its sole discretion whether to make adjustments with respect to corporate or other events as described under “Specific Terms of Your Notes — Anti-dilution Adjustments — Reorganization Events” below. Those events or other actions by the index stock issuer or a third party may nevertheless adversely affect the market price of one share of the index stock and, therefore, adversely affect the market value of your note. The index stock issuer or a third party could make an offering or a tender or exchange offer, or the index stock issuer could take any other action, that adversely affects the market price of the index stock and the market value of your note but does not result in an anti-dilution adjustment for your benefit.

•	WE MAY SELL AN ADDITIONAL AGGREGATE FACE AMOUNT OF THE NOTES AT A DIFFERENT ISSUE PRICE

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

•	WE CAN POSTPONE THE STATED MATURITY DATE IF A MARKET DISRUPTION EVENT OCCURS

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing with respect to the index stock or such day is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, subject to limitations on postponement described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” below. If the determination date is postponed to the last possible day and a market disruption event occurs or is continuing on such last possible day or such day is not a trading day, such date will nevertheless be the determination date.

As a result of the foregoing, the stated maturity date for your notes may also be postponed as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” below. In such a case, you may not receive the cash that we are obligated to deliver on the stated maturity date, if any, until several days after the originally scheduled stated maturity date. Moreover, if the final index stock price is not available on the determination date because of a market disruption event, a non-trading day or for any other reason (other than any dilution event), the calculation agent will determine the final index stock price as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” below.

•	CERTAIN CONSIDERATIONS FOR INSURANCE COMPANIES AND EMPLOYEE BENEFIT PLANS

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

•	NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES THE TAX TREATMENT OF YOUR NOTES, AND THEREFORE THE TAX CONSEQUENCES OF AN INVESTMENT IN YOUR NOTES ARE UNCERTAIN

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of U.S. Federal Income Tax Consequences”

below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change of Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Specific Terms of Your Notes

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”). Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus and the accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described under “Summary Information” in this prospectus supplement, the following terms will apply to your note:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $10,000 or integral multiples of $1,000 in excess thereof

No listing: your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below

•	anti-dilution provisions will apply to your note; see “— Anti-dilution Adjustments” below

•	a business day for your note may not be the same as a business day for certain of our other Series D medium-term notes; see “— Special Calculation Provisions” below

•	a trading day for your note may not be the same as a trading day for certain of our other Series D medium-term notes; see “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your note in a market making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your note in more detail below.

Index Stock and Index Stock Issuer

In this prospectus supplement, when we refer to the index stock, we mean the common stock of Deere & Company, except as described under “— Anti-dilution Adjustments — Reorganization Events” and “— Anti-dilution Adjustments — Distribution Property” below. When we refer to the index stock issuer, we mean Deere & Company (or any successor thereto).

Payment of Principal on Stated Maturity Date

On the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the cash settlement amount described below. The cash we must pay in exchange for your notes on the stated maturity date, if any, represents the principal amount of your notes. The cash you receive in exchange for your notes on the stated maturity date, if any, may be less than 100% of the face amount of your notes. We describe this risk under “Additional Risk Factors Specific to Your Notes — You May Lose Your Entire Investment in the Notes” above.

Cash Settlement Amount

The cash settlement amount for each $1,000 face amount of your note will be calculated as follows:

•	if a trigger event occurs during the measurement period, and:

•

if the final index stock price is greater than the initial index stock price, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return, times the upside participation rate, times $1,000, subject to the maximum settlement amount;

•

if the final index stock price is equal to or less than the initial index stock price, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index stock return, times $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the index stock return times the upside participation rate times $1,000, subject to the maximum settlement amount; or

•	the product of the contingent minimum return times $1,000.

The initial index stock price will be set on the trade date. The calculation agent will determine the final index stock price, which will be the closing price of one share of the index stock on the determination date, subject to adjustment in cases where a market disruption event or a non-trading day occurs or is continuing on the determination date as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” below. In addition, the final index stock price may be adjusted as a result of dilution events described below.

The index stock return will equal the quotient of (1) the final index stock price minus the initial index stock price divided by (2) the initial index stock price, expressed as a percentage. The contingent minimum return is 11.00% and the upside participation rate is 100%. The maximum settlement amount is $1,200 and the cap price is 120% of the initial index stock price.

A trigger event will occur if the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount during the measurement period. The trigger buffer amount is 25%.

To the extent that the closing price of the index stock declines relative to the initial index stock price by more than the trigger buffer amount during the measurement period (i.e., the closing price of the index stock is less than the initial index stock price by more than 25% during the measurement period), the rate of decline in the amount you will be paid on your note on the stated maturity date will equal the rate of decline in the index stock as measured in the period between the trade date and the determination date.

Measurement Period

The measurement period will be every trading day from but excluding the trade date to and including the determination date.

Stated Maturity Date

The stated maturity date will be March 28, 2012, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described under “— Determination Date” below, the stated maturity date will also be postponed by the same number of business day(s) from but excluding the originally scheduled stated determination date to and including the actual determination date. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on any day that would otherwise be the determination date. We describe market disruption events under “— Special Calculation Provisions — Market Disruption Event” below.

Determination Date

The determination date for your notes will be March 23, 2012, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

Consequences of a Market Disruption Event or a Non-Trading Day

As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, or such day is not a trading day, then the determination date will be postponed as described under “— Determination Date” above. As a result, the stated maturity date for your notes may also be postponed, as described under “— Stated Maturity Date” above.

If the final index stock price that must be used to determine the cash settlement amount is not available on the determination date, either because of a market disruption event or for any other reason (except as described under “— Anti-dilution Adjustments” below), the calculation agent will nevertheless determine the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock at the applicable time on that day.

Anti-dilution Adjustments

The calculation agent will adjust the final index stock price and the closing price of the index stock, which is used to determine whether the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount at any time during the measurement period, as described below, but only if an event described under one of the six subsections beginning with “— Stock Splits” below occurs and only if the relevant event occurs during the period described under the applicable subsection. The adjustments described below do not cover all events that could affect the final index stock price or the closing price of the index stock, such as an issuer tender or exchange offer for the index stock at a premium to its market price or a tender or exchange offer made by a third party for less than all outstanding shares of the index stock. We describe the risks relating to dilution under “Additional Risk Factors Specific to Your Notes — You Have Limited Anti-dilution Protection” above.

How Adjustments Will Be Made

In this prospectus supplement, we refer to anti-dilution adjustment of the final index stock price and the closing price of the index stock. If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

•

Step One. The calculation agent will adjust the reference amount. This term refers to the amount of the index stock or other property that must be used to determine the final index stock price and the applicable closing prices of the index stock. For example, if no adjustment described under this subsection entitled “— Anti-dilution Adjustments” is required at a time, the reference amount for that time will be one share of the index stock. In that case, the final index stock price will be the closing price of one share of the index stock on the determination date and the closing price of the index stock will be the closing price of one share of the index stock on the applicable day during the measurement period. We describe how the closing price will be determined under “— Special Calculation Provisions” below.

If an adjustment described under this subsection entitled “— Anti-dilution Adjustments” is required because one of the dilution events described in the first five subsections below — these involve stock splits, reverse stock splits, stock dividends, other dividends and distributions and issuances of transferable rights and warrants — occurs, then the adjusted reference amount at that time and, after that time, at all times during the measurement period might instead be, for example, two shares of the index stock or a half share of the index stock, depending on the event. In that example, the final index stock price would be the price (determined as specified under “— Special Calculation Provisions — Closing Price” below) at the close of trading on the determination date, of two shares of the index stock or a half share of the index stock, as applicable, and the index stock closing price on any applicable day during the measurement period would be the price at the close of trading on such date of two shares of the index stock or a half share of the index stock, as applicable, determined as specified under “— Special Calculation Provisions — Closing Price” below.

If an adjustment described under this subsection entitled “— Anti-dilution Adjustments” is required at a time because one of the reorganization events described under “— Reorganization Events” below — these involve events in which cash, securities or other property is distributed in respect of the index stock — occurs, then the reference amount at that time and, after that time, all times during the measurement period will be adjusted to be as follows, assuming there has been no prior or subsequent anti-dilution adjustment: the amount of each type of the property distributed in the reorganization event in respect of one share of the index stock, plus one share of the index stock if the index stock remains outstanding. In that event, the final index stock price would be the value of the adjusted reference amount at the close of trading on the determination date, and the closing price of the index stock would be the value of the adjusted reference amount on the applicable day during the measurement period, all as further described under “— Adjustments for Reorganization Events” below.

The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the six subsections that follow.

•	Step Two. Having adjusted the reference amount in step one, the calculation agent will determine the final index stock price or the closing prices of the index stock in the following manner.

If the adjusted reference amount at the applicable time consists entirely of shares of the index stock, the final index stock price will be the closing price (determined as described under “— Special Calculation Provisions — Closing Price” below) of the adjusted reference amount on the determination date, and the closing price of the index stock will be the closing price (determined as described under “— Special Calculation Provisions — Closing Price” below) of the adjusted reference amount on the applicable day during the measurement period.

On the other hand, if the adjusted reference amount at the applicable time includes any property other than shares of the index stock, the final index stock price or the closing prices of the index stock will be the value of the adjusted reference amount as determined by the calculation agent in the manner described under “— Reorganization Events — Adjustments for Reorganization Events” below at the applicable time.

•

Step Three. Having determined the final index stock price or the closing prices of the index stock in step two, the calculation agent will use such prices to calculate the cash settlement amount or to determine whether or not the closing price of the index stock has declined, as compared to the initial index stock price, by more than the trigger buffer amount during the measurement period, as the case may be.

If more than one event requiring adjustment as described in this subsection entitled “— Anti-dilution Adjustments” occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the final index stock price or the applicable closing prices of the index stock using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the determination date.

The calculation agent will adjust the reference amount for each reorganization event described under “— Reorganization Events” below. For any other dilution event described below, however, the calculation agent will not be required to adjust the reference amount unless the adjustment would result in a change of at least 0.1% in the final index stock price or any index stock closing price, as the case may be, that would apply without the adjustment. The final index stock price or any index stock closing price, as the case may be, resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward — e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your notes, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

In this prospectus supplement, when we say that the calculation agent will adjust the reference amount for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

The following six subsections describe the dilution events for which the reference amount is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount — the first step in the adjustment process described above — for the relevant event.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth less as a result of a stock split.

If the index stock is subject to a stock split, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount — i.e., the reference amount before that adjustment — plus the product of (1) the number of additional shares issued in the stock split with respect to one share of the index stock times (2) the prior reference amount. The reference amount will not be adjusted, however, unless the first day on which the index stock trades without the right to receive the stock split occurs after the trade date and on or before the determination date.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the index stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount times the quotient of (1) the number of additional shares of the index stock outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the index stock outstanding immediately before the reverse stock split becomes effective. The reference amount will not be adjusted, however, unless the reverse stock split becomes effective after the trade date and on or before the determination date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding shares of its stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

If the index stock is subject to a stock dividend, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount plus the product of (1) the number of additional shares issued in the stock dividend with respect to one share of the index stock times (2) the prior reference amount. The reference amount will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The ex-dividend date for any dividend or other distribution is the first day on which the index stock trades without the right to receive that dividend or other distribution.

Other Dividends and Distributions

The reference amount will not be adjusted to reflect dividends or other distributions paid with respect to the index stock, other than:

•	stock dividends described above,

•	issuances of transferable rights and warrants as described under “— Transferable Rights and Warrants” below,

•	distributions that are spin-off events described under “— Reorganization Events” below, and

•	extraordinary dividends described below.

A dividend or other distribution with respect to the index stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the index stock by an amount equal to at least 10% of the closing price of the index stock on the first trading day before the ex-dividend date.

If an extraordinary dividend occurs with respect to the index stock, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount times (2) a fraction, the numerator of which is the closing price of the index stock on the trading day immediately preceding the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The reference amount will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The extraordinary dividend amount with respect to an extraordinary dividend for the index stock equals:

•

for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the index stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the index stock, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the index stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the reference amount only as described under “— Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the index stock issuer issues transferable rights or warrants to all holders of the index stock to subscribe for or purchase index stock at an exercise price per share that is less than the closing price of the index stock on the trading day immediately preceding the ex-dividend date for the issuance, then the reference amount will be adjusted by multiplying the prior reference amount by the following fraction:

•

the numerator will be the number of shares of the index stock outstanding at the close of business on the day immediately preceding that ex-dividend date plus the number of additional shares of the index stock offered for subscription or purchase under those transferable rights or warrants, and

•

the denominator will be the number of shares of the index stock outstanding at the close of business on the day immediately preceding that ex-dividend date plus the number of additional shares of the index stock that the aggregate offering price of the total number of shares of the index stock so offered for subscription or purchase would purchase at the closing price of the index stock on the trading day immediately preceding that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day immediately preceding that ex-dividend date.

The reference amount will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the determination date.

Reorganization Events

Each of the following is a reorganization event:

•	the index stock is reclassified or changed,

•

the index stock issuer has been subject to a merger, consolidation, amalgamation, binding share exchange or other business combination and either is not the surviving entity or is the surviving entity but all the outstanding shares of the index stock are reclassified or changed,

•

the index stock has been subject to a takeover, tender offer, exchange offer, solicitation proposal or other event by another entity or person to purchase or otherwise obtain all of the outstanding shares of the index stock, such that all of the outstanding shares of the index stock (other than shares of the index stock owned or controlled by such other entity or person) are transferred, or irrevocably committed to be transferred, to another entity or person,

•

the index stock issuer or any subsidiary of the index stock issuer has been subject to a merger, consolidation, amalgamation or binding share exchange in which the index stock issuer is the surviving entity and all the outstanding shares of the index stock (other than shares of the index stock owned or controlled by such other entity or person) immediately prior to such event collectively represent less than 50% of the outstanding shares of the index stock immediately following such event,

•	the index stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

•

the index stock issuer effects a spin-off — that is, issues to all holders of the index stock equity securities of another issuer, other than as part of an event described in the four bullet points above,

•	the index stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

•

any other corporate or similar events that affect or could potentially affect market prices of, or shareholders’ rights in, the index stock or distribution property, which will be substantiated by an official characterization by either the Options Clearing Corporation with respect to options contracts on the index stock or by the primary securities exchange on which the index stock or listed options on the index stock are traded, and will ultimately be determined by the calculation agent in its sole discretion.

Adjustments for Reorganization Events

If a reorganization event occurs, then the calculation agent will adjust the reference amount so that it consists of the amount of each type of distribution property distributed in respect of one share of the index stock — or in respect of whatever the prior reference amount may be — in the reorganization event, taken together. We define the term “distribution property” below. For purposes of the three-step adjustment process described under “— How Adjustments Will Be Made” above, the distribution property so distributed will be the adjusted reference amount described in step one, the value of that property at the close of trading hours for the index stock on the determination date or on the applicable day during the measurement period, as applicable, will be the final index stock price or the closing price of the index stock on such applicable day, respectively, described in step two, and the calculation agent will determine the cash settlement amount as described in step three. As described under “— How Adjustments Will Be Made” above, the calculation agent may, in its sole discretion, modify the adjustments described in this paragraph as necessary to ensure an equitable result.

The calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price (calculated according to the same methodology as specified in the definition of “final index stock price”, without any anti-dilution adjustments) of one share of such security on the determination date or the closing price (calculated according to the same methodology as specified in the definition of “closing price”, without any anti-dilution adjustments) of one share of such security, as the case may be, on the applicable day during the measurement period. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the index stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion. As described under “— How Adjustments Will Be Made” above, the calculation agent may, in its sole discretion, modify the adjustments described in this paragraph as necessary to ensure an equitable result.

If a reorganization event occurs and the calculation agent adjusts the reference amount to consist of the distribution property distributed in the reorganization event, as described above, the calculation agent will make any further anti-dilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new reference amount. The calculation agent will do so to the same extent that it would make adjustments if the index stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference amount, the required adjustment will be made with respect to that component, as if it alone were the reference amount.

For example, if the index stock issuer merges into another company and each share of the index stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the reference amount will be adjusted to consist of two common shares of the surviving company and the specified amount of cash for each share of index stock (adjusted proportionately for any partial share) comprising the reference amount before the adjustment. The calculation agent will adjust the common share component of the adjusted reference amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled “— Anti-dilution Adjustments” as if the common shares of the surviving company were the index stock. In that event, the cash component will not be adjusted but will continue to be a component of the reference amount. Consequently, each component included in the reference amount will be adjusted on a sequential and cumulative basis for all relevant events requiring adjustment up to the relevant date.

The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the determination date.

Distribution Property. When we refer to distribution property, we mean the cash, securities and other property or assets distributed in a reorganization event in respect of one outstanding share of the index stock — or in respect of whatever the applicable reference amount may then be if any anti-dilution adjustment has been made in respect of a prior event. In the case of a spin-off, or any other reorganization event after which the index stock remains outstanding, the distribution property also includes one share of the index stock — or other applicable reference amount — in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the index stock as described above. Consequently, in this prospectus supplement, when we refer to the index stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference amount. Similarly, when we refer to the index stock issuer, we mean any successor entity in a reorganization event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment and Delivery

Any payment or delivery on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent, in its sole discretion, will make all determinations regarding whether a trigger event occurs, the final index stock price, anti-dilution adjustments, market disruption events, business days, trading days, the closing price or other value of the index stock, the default amount and the amount of cash to be delivered in exchange for your note. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your note. We may change the calculation agent for your note at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your note, we mean a day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, regulation or executive order to close, which is known as a “New York business day” in the accompanying prospectus and the accompanying prospectus supplement.

Trading Day

When we refer to a trading day with respect to your note, we mean a day on which the principal securities market for the index stock is open for trading.

Closing Price

The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day; or

•	if that security is not listed on any national securities exchange, on the Nasdaq Stock Market on that day; or

•	if that security is not quoted on the Nasdaq Stock Market on that day, on any other U.S. national market system that is the primary market for the trading of that security.

If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described under “— Qualified Financial Institution” below, expressly assume all of our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this paragraph.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in the index stock on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index stock, if available, in the primary markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the index stock is not trading on what was the primary market for the index stock, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events with respect to the index stock:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index stock.

For this purpose, an “absence of trading” in the primary securities market on which the index stock, or on which option or futures contracts relating to the index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in the index stock or in option or futures contracts relating to the index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that index stock or those contracts, or

•	a disparity in bid and ask quotes relating to that index stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index stock in this description of market disruption events include securities that are part of any adjusted reference amount, as determined by the calculation agent in its sole discretion.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of the index stock and listed or over-the-counter options on or before the trade date. In addition, from time to time, we and/or our affiliates have entered or expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to index stock. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index stock,

•	may take or dispose of positions in the securities of the index stock issuer itself,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and/ or

•

may take short positions in the index stock or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index stock. We expect these steps to involve sales of instruments linked to the index stock on or shortly before the determination date. These steps may also involve sales and/or purchases of the index stock, or listed or over-the-counter options, futures or other instruments linked to the index stock or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair the Market Value of Your Note” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interests in The Notes and Us” above for a discussion of these adverse effects.

The Index Stock

The index stock issuer is Deere & Company. According to publicly available information, Deere & Company manufactures and distributes a line of farm and turf equipment and related service parts, a range of machines and service parts used in construction, earthmoving, material handling and timber harvesting, and finances sales and leases by its dealers of new and used agriculture and turf equipment and construction and forestry equipment.

•	WHERE INFORMATION ABOUT THE INDEX STOCK ISSUER CAN BE OBTAINED

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the index stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number 001-04121.

Information about the index stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the index stock issuer with the SEC.

•	WE OBTAINED THE INFORMATION ABOUT THE INDEX STOCK ISSUER FROM THE INDEX STOCK ISSUER’S PUBLIC FILINGS

This prospectus supplement relates only to your note and does not relate to the index stock or other securities of the index stock issuer. We have derived all information about the index stock issuer in this prospectus supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the index stock issuer in connection with the offering of your note. We do not make any representation that any publicly available information about the index stock issuer is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above and the trading price of shares of the index stock — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value you will receive at maturity and, therefore, the market value of your note.

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock.

We or any of our affiliates may currently or from time to time engage in business with the index stock issuer, including making loans to or equity investments in the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the index stock issuer and, in addition, one or more of our affiliates may publish research reports about the index stock issuer. As an investor in a note, you should undertake such independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in a note.

•	HISTORICAL HIGH, LOW AND CLOSING PRICES OF THE INDEX STOCK

The closing prices of the index stock have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing prices of the index stock during any period shown below is not an indication that the index stock is more or less likely to increase or decrease at any time during the life of your notes.

•	YOU SHOULD NOT TAKE THE HISTORICAL PRICES OF THE INDEX STOCK AS AN INDICATION OF ITS FUTURE PERFORMANCE

In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through March 4, 2011, there were 547 12-month periods, the first of which began on January 2, 2008 and the last of which ended on March 4, 2011. In 183 of such 547 12-month periods, the final index stock price on the final date of such period has been less than 75% of the initial index stock price on the initial date of such period. Therefore, during approximately 33.46% of such 12-month periods, if you had owned the notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 12-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices shown below. The tables below show the high, low and final closing prices of the index stock for each of the four calendar quarters in 2008, 2009 and 2010 and the first calendar quarter of 2011 (through March 4, 2011). We obtained the closing prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Prices of the Index Stock

	High	Low	Last
2008
Quarter ended March 31	94.69	76.40	80.44
Quarter ended June 30	93.35	71.38	72.13
Quarter ended September 30	73.47	47.76	49.50
Quarter ended December 31	46.30	28.77	38.32
2009
Quarter ended March 31	45.99	24.83	32.87
Quarter ended June 30	47.05	34.26	39.95
Quarter ended September 30	46.31	35.31	42.92
Quarter ended December 31	56.59	41.13	54.09
2010
Quarter ended March 31	61.96	48.96	59.46
Quarter ended June 30	62.21	54.78	55.68
Quarter ended September 30	73.61	54.50	69.78
Quarter ended December 31	84.46	68.57	83.05
2011
Quarter ending March 31 (through March 4, 2011)	95.86	83.02	92.35

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. In addition, these laws are subject to change, possibly on a retroactive basis. Moreover, as discussed below, the IRS and the Treasury Department have announced that they are actively considering issuing guidance regarding the proper tax treatment of instruments like your notes and any guidance issued as a result of such consideration may apply to your notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns notes as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract in respect of the index stock. Except as otherwise noted below, the discussion herein assumes that the notes will be so treated.

Upon the sale or maturity of your notes, you should recognize capital gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. Any such capital gain or loss will be short-term capital gain or loss if you hold the notes for one year or less, and long-term capital gain or loss if you hold your notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations if your notes have a term of more than one year. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase notes at a price other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for United States federal income tax purposes.

Possible Change of Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury or the Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

United States Alien Holders

This subsection applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

If you are a United States alien holder, you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on payments at maturity with respect to your notes for purposes of the backup withholding requirements unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts to you on account of such withholding. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Employee Retirement Income Security Act

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this prospectus supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . We expect to deliver the notes against payment therefore in New York, New York on March 16, 2011, which is expected to be the third scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus supplement

Page
Summary Information	S-2
Additional Terms Specific to Your Notes	S-4
Hypothetical Examples	S-5
Additional Risk Factors Specific To Your Notes	S-7
Specific Terms of Your Notes	S-12
Use of Proceeds and Hedging	S-21
The Index Stock	S-22
Supplemental Discussion of U.S. Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Conflicts of Interest	S-28
Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27
Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs

Group, Inc.

Equity Linked Trigger Notes due 2012

(Linked to the Common Stock of

Deere & Company)

Medium-Term Notes, Series D

Goldman, Sachs & Co.

JPMorgan